REED’S INC.
13000 South Spring
Los Angeles, California 90061
Tel: 310-217-9400 Fax: 310-217-9411

                                                                          August 20, 2009

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Reynolds, Esq. Edwin Kim, Esq. David Link, Esq.

Re:	Reed’s Inc. Registration Statement on Form S-3 File No. 333-159298

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Reed’s Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30pm, Eastern Time, on August 24, 2009, or as soon thereafter as possible.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REED’S INC.
By: /s/ James Linesch
Name: James Linesch
Title: Chief Financial Officer